Sills Cummis Epstein & Gross A PROFESSIONAL CORPORATION
The Legal Center One Riverfront Plaza Newark, New Jersey 07102-5400 Tel: 973-643-7000 Fax: 973-643-6500
Eliezer M. Helfgott Of Counsel Direct Dial: (973) 643-5159 E-mail: ehelfgott@sillscummis.com	One Rockefeller Plaza New York, NY 10020 Tel: 212-643-7000 Fax: 212-643-6500 650 College Road East Princeton, NJ 08540 Tel: 609-227-4600 Fax: 609-227-4646

May 25 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  John Reynolds, Assistant Director
MAIL STOP 3561

Re:	Platinum Energy Resources, Inc. Amendment No. 6 to Preliminary Proxy Statement on Schedule 14A Originally Filed March 24, 2006 File No. 0-51553

Dear Mr. Reynolds:

This letter sets forth the responses of Platinum Energy Resources, Inc., a Delaware corporation (the “Company” or “Platinum”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 30, 2007 concerning the Company’s Amendment No. 5 to its Preliminary Proxy Statement on Schedule 14A (File No. 0-51553) filed with the Commission on April 4, 2007 (“Amendment No. 5 to the Preliminary Proxy Statement ”). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

Except as otherwise expressly indicated, references in the text of the responses herein to captions and page numbers are to Amendment No. 6 to the Preliminary Proxy Statement (“Amendment No. 6 to the Preliminary Proxy Statement”) that is being filed herewith. For your convenience, we set forth in this response letter each comment from the Staff’s comment letters in bold type-face followed by the Company’s response below it. Courtesy copies of the marked Amendment No. 6 and materials described as being furnished supplementally are furnished in multiple copies under separate cover by overnight courier.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
May 25, 2007

General

1.
We note your response to comment one from our letter of March 23, 2007. While the Staff can agree with your assertion that the Tandem assets may have a value in their undeveloped state, you have not provided the basis for such a valuation, nor have you asserted that any such valuation was done. As noted previously, it does not appear that there are any valuations of the assets to be acquired that do not assume the development of the properties (and the necessary injection of capital in order to fund such development). As a result, it is not clear how the arguments set forth within your response letter are any different from those asserted by your counsel during teleconferences with the Staff, arguments that the Staff had previously indicated did not appear to sufficiently address the issue.

Moreover, we note the following matters in connection with your response:

•
You have not provided the Staff the basis for calculating any of the numbers you have provided (e.g. price per BOE). Indeed, using the argument set forth in your response letter, in conjunction with the figures contained on page 101 of your preliminary proxy, it could be argued that Platinum is paying $55 million for the opportunity to invest an additional $42 million in future revenues, which would result in a $5 million loss.

•	You have not provided the Staff with a copy of the new (December 31, 2006) Williamson Reserve Report.

•
You have not addressed (through you indicated that you would during calls with the Staff) how the potential claims of current and/or disputed Tandem shareholders may affect the value of the Tandem assets should Tandem dispose of such assets, since they are the only assets owned by the company.

Because your IPO prospectus set forth that your initial business combination must be with a target business or businesses whose collective market value is at least equal to 80% of our net assets at the time of such acquisition, the basis for the board’s determination, or lack thereof, should be detailed in your proxy statement. Please revise your proxy statement to include such basis. Additionally, please provide the Staff with a copy of the December 31, 2006 Williamson Reserve Report.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
May 25, 2007

Response: We note the Staff’s comment and provide the Staff with a number of analyses which provide the basis for the Company’s valuation of the assets of TEC for purposes of applying the 80% test.

Value per Boe

As described on pages 12 and 48 of Amendment No. 6 to the Preliminary Proxy Statement, the board of directors of Platinum based their valuation of the TEC assets and thus the purchase price they were willing to pay for such assets on value per boe. This analysis is a standard measure used in the oil and gas industry for valuing companies as a whole. By conducting an analysis of the value of TEC’s assets based on value per proved boe, the fair market value of the TEC assets exceeds the $88 million valuation required to meet the 80% test.

As summarized in Platinum’s presentation filed with the SEC on a Form 8-K on April 23, 2007, JS Herold reported in the Herald M&A Transaction Review, Year End Statistical Snapshot that in 2005 there were 98 transactions in the United States, each with a value in excess of $10 million, involving the sale of oil and gas properties having a total value of $29.4 billion with an average implied proved reserve value of $12 per boe. In 2006, there were 120 such transactions having a total value of $59.4 billion and an average implied proved reserve value of $16.75 per boe. We note that the values per boe are irrespective of the development costs associated with the development of the properties.

Based on the above industry statistics and the 9.03 million boe of TEC’s proved reserves, as set forth in the Williamson Reserve Report as of December 31, 2006, the value of TEC’s assets range from $108 million ($12.00 per boe) to $151 million ($16.75 per boe), exceeding the required $88 million valuation.

We also note that C.K. Cooper, who provided an opinion to the board regarding the fairness of the consideration to be paid by Platinum as well as an opinion that the 80% test was met, based one of its analyses on value per boe. Using 12 comparable transactions, C.K. Cooper concluded that the mean price per boe was $14.38, inferring a value for the TEC assets of $136 million, again greater than the $88 million valuation necessary to satisfy the 80% test.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
May 25, 2007

PV-10 Analysis

As noted above, the primary basis for the determination of the value of the TEC assets and, thus, the purchase price, was price per boe. However, when using an analysis of future net revenues and PV-10 valuations of TEC’s reserves - which excludes the development costs - the fair market value of the TEC assets also exceeds the $88 million valuation required to meet the 80% test.

Based on the Williamson Reserve Report as of December 31, 2006 as updated to use the oil and gas pricing as of March 31, 2007 (the March 31, 2007 Brought Forward Reserve Report) the PV-10 value of the proved developed reserves (PDPs) of TEC was $58 million. Based on a purchase price of $102 million, Platinum is paying $44 million for the opportunity to invest $41 million of the development costs to receive $274 million of future revenues. By deducting the $41 million development costs necessary to achieve the $274 million, the value of the proved undeveloped reserves (PUD’s) would be $233 million or, when discounted at 10%, $125 million. This $125 million together with the $58 million attributed to the PDP’s results in a valuation of TEC assets of $183 million, clearly exceeding the $88 million valuation required to meet the 80% test. For clarification purposes, we have revised the Reserve Report Summary chart on page 108 of in Amendment No. 6 to the Preliminary Proxy Statement to delineate the future net revenues attributed to the PUD’s before and after development costs. In addition, we have provided supplementally to the Staff a copy of the March 31, 2007 Brought Forward Reserve Report.

With respect to the additional issues raised in the Staff’s Comment we note the following:

•  We respectfully redirect the Staff to the figures in the December 31, 2006 Reserve Report Summary (using December 31, 2006 pricing) contained on page 101 of Amendment No. 5 to the Preliminary Proxy Statement. The $92 million future net revenues attributed to the PUD’s referenced in the chart is its PV-10 value after deducting the $41 million of development costs. Consistent with the discussion above, under the PV-10 analysis, Platinum is paying $55 million ($102 million purchase price less the $47 million PV-10 of the PDP reserves) for the opportunity to invest $41 million (development costs) in order to receive $224 million in future net revenues which after deduction of the $41 million of development costs arrives at $183 million or the $92 million PV-10 figure included in the chart. As noted above, we have revised the chart in Amendment No. 6 to the Preliminary Proxy Statement to delineate the future net revenues attributed to the PUD’s before and after development costs.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
May 25, 2007

•  We have provided supplementally to the Staff a copy of the Williamson reserve Report as of December 31, 2006.

•  The claims of potential and/or disputed Tandem shareholders would in the first instance be directed towards Tandem and would presumably be resolved at the Tandem level. To the extent that such claims were successful, the shares of common stock received as consideration in connection with the asset acquisition would likely serve as the source of payment on such claims. Although Platinum believes that claims against it would be unlikely, to the extent such claims were made against it on a successor liability theory or otherwise, Platinum has been indemnified by the major shareholders of Tandem for any such claims. Accordingly, Platinum does not believe that the potential for such claims have any significant impact on the value of the TEC assets.

Available Pre-Transaction Financing

In the oil and gas industry, company financing is accomplished primarily through asset based lending with the borrowing base limited to a certain percentage of a company’s asset value. Currently, Tandem has $42 million of outstanding indebtedness, of which $21 million is owed to Guaranty bank and $21 million is owed to certain members of Tandem management. Although, Guaranty Bank has set their borrowing base at $21.5 million and is thus unwilling to lend additional funds to Tandem as lending in the oil and gas industry is primarily asset-based lending, other banks have been and are currently willing to set their borrowing base at higher figures and thus willing to loan additional funds to Tandem. As previously disclosed, Tandem wanted to sell the Company and as a result chose not to pursue an aggressive business plan that would involve increased debt service obligations or dilution of equity. However, if it had chosen to pursue such course, then it would have had the ability, on its own, without Platinum, to procure additional funds to pay for development costs.

This willingness of the banks to loan additional funds is consistent with the commitment letter and terms sheet received by Platinum. As described in “Background of the Asset Acquisition,” in June 2006, Platinum received a commitment letter from a bank indicating a willingness to provide $45 million in financing to the Company following completion of the transaction. In January 2007, Platinum received a non-binding summary of terms and conditions from financial institutions for up to a $75 million line of credit with an initial borrowing base of $38 million. In each instance the amount of financing was based on the value of the Tandem assets, without receiving any additional collateral from Platinum. We further note that the June 2006 commitment letter was furnished at the time where substantially all of the cash of the Company would be used as cash consideration and transaction costs and thus unavailable for use for development costs.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
May 25, 2007

We further note that the $42 million in development costs described in the reserve report is intended to be expended over the course of a three year period. The figure for 2007 is only $12.8 million. With the higher borrowing bases, additional loans and the net revenues during that three year period, Tandem would have the ability to finance all of the development costs without any additional support from Platinum.

Accordingly, based on the above-analysis, Tandem - without any financial support, credit assistance or investment by Platinum - independently has the ability to procure and invest the development costs necessary to convert the PUDs to PDPs and justify the future net revenues and PV-10 valuations contained in the Reserve Reports, which valuations support the determination that the 80% test has been met.

Based on the analyses described above, it is the Board’s determination that the 80% test has been met.

We have revised page 51 of the Amendment No. 6 to the Preliminary Proxy Statement to insert additional detail regarding the basis for the board’s determination regarding the satisfaction of the 80% test.

2.
We reissue comment two from our letter of March 23, 2007. We note that you provided cursory reference to factors on page 45, however you did not provide analysis with respect to each factor to substantiate the basis of the board’s determination as requested by the Staff, nor did you address such in the summary section. Accordingly, we reissue.

Please disclose with specificity in the forefront of your summary section the basis for the Platinum board’s recommendation that shareholders pay a 63% premium over the price that the currently management of Tandem assigned to the assets in the June 2005 related party transaction (which includes $42 million in notes payable to management itself).

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
May 25, 2007

Address the following factors and how each was specifically analyzed, or not, by the Platinum Board and how each provides, or does not provide, a basis for the Board’s determination to approve the transaction:

•
The majority of the consideration that Tandem’s management paid itself in the June 2005 related party transaction consists of notes, the principal of which has not been paid, which could call into question the valuation made at such time.

•
Notwithstanding the nature of the valuation made in 2005, the price of oil today is around 20% higher, as opposed to 60% higher, which could suggest that a 63% premium for the very same assets may not be warranted;

•	Tandem has been extracting oil from the properties for the last two years, suggesting that such depletion of resources should taken away from the valuation; and

•
The potential liabilities that exist in connection with the proposed acquisition (see below) did not exist when such assets were rolled up into the dormant public shell, which also could suggest that the valuation should be less than the amount that Tandem’s management assigned to itself in June 2005.

Response: We note the Staff’s comment and advise the Staff that additional disclosure has been added to page 12 in the Summary section and on page 48 in the Background section of Amendment No. 6 to the Preliminary Proxy Statement providing the requested analysis.

We first note for the Staff that the $62 million valuation that Tandem placed on itself as of June 8, 2005 was based in part on the value of the shares of Tandem common stock. The valuation of the Tandem stock was first assigned only at the time of the preparation of Platinum’s Preliminary Proxy Statement, which was months after the Platinum Board approved the transaction in January 2006. As discussed in our response to Comment No. 1 and in the additional disclosure added on pages 12 and 48 of Amendment No. 6 to the Preliminary Proxy Statement, when the Platinum board approved the transaction, the board valued the assets of TEC based on the value per boe. The $62 million figure did not yet even exist.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
May 25, 2007

We further note for the Staff an error in Amendment No. 5 to the Preliminary Proxy Statement, resulting in the Staff’s comment. Notwithstanding the above, the $62 million valuation that Tandem originally placed on itself as of June 8, 2005 as described in Amendment No. 5 to the Preliminary Proxy Statement was based in part on the valuation of the shares of Tandem common stock paid in the TEC and Shamrock transactions. When Tandem originally prepared its financial statements for the fiscal year ended December 31, 2005, it valued such shares at $1.55 per share. Based on a comment received from the Accounting Staff in connection with its review of the Preliminary Proxy Statement, the Accounting Staff did not agree with Tandem’s method of valuing the Tandem common stock and Tandem was forced to change methods. Using the new method of valuation, shares of Tandem common stock were revalued at $3.00 per share. Consequently, the value that Tandem should have placed on itself as of June 8, 2005 is actually $78.2 million, not $62 million. Based on this valuation, Platinum is not paying a 63% premium, but rather a 30% premium over the valuation that Tandem placed on itself as of June 8, 2005. For the convenience of the Staff, set forth below is a chart which explains this analysis. We have therefore revised the disclosure in the Amendment No. 6 to the Preliminary Proxy Statement to reflect this change. Nevertheless, we continue to explain the board’s basis for paying a purchase price of $102 million when Tandem had placed a substantially lower valuation upon itself six months earlier, notwithstanding that Tandem had not acquired any significant assets in the interim.

Valuation TEC and Shamrock Assets as of June 8, 2005
Consideration for Shamrock assets	$42.2 million (a	)
Consideration for TEC	34.0million (b	)

Combined Enterprise Value as of June 8, 2005	$78.2 million

Proposed transaction by Platinum:

Fair value of Platinum common shares (7,936,500 x $7.56)	$60.0 million
Debt assumed	42.0 million

Enterprise value of proposed transaction	$102.0 million

Premium Paid by Platinum over June 8, 2005 Valuation $23.8 million/$78.2 million = 30%
________________________

(a) Consideration paid to acquire Shamrock assets:
Cash paid ($5.3 million + $2.6 million)	$7.9 million
Notes issued ($6.0 million + $3.0 million )	9.0 million
Repayment of certain debt ($3.2 million + $1.6 million)	4.8 million
Shares issued on June 8, 2005 - 7.5 million shares of Tandem common stock valued at $3.00 per share	22.5 million

Total Enterprise value of Shamrock	$44.2 million

(b) Consideration paid to acquire TEC:

Shares issued on June 8, 2005 to Tim Culp (in connection with acquisition of stock of TEC) - 3.0 million shares of Tandem common stock valued at $3.00 per share	$9.0 million

Note issued - Tim Culp for partial consideration for TEC shares	12.0 million

Borrowing under revolving line of credit to purchase TEC shares held by Bullard	13.0 million

Total Enterprise value of TEC on June 8, 2005	$34.0 million

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
May 25, 2007

With respect to the specific matters identified by the Staff, we note the following:

•  The Staff comments that a majority of the consideration that Tandem’s management paid itself in the transaction consisted of notes. Actually, only $21 million out of the consideration Tandem management paid itself in the 2005 related party transaction was paid in the form of notes. The remainder of the $42 million of indebtedness to be repaid upon consummation of the asset acquisition will be paid to the banks. Based on the $78.2 million valuation of the TEC assets as of June 8, 2005, the consideration in the form of notes represented only approximately 25% of the total consideration paid, and thus the board did not call into question the valuation made at such time.

•  As noted above, the purchase price represents a 30% premium over the value Tandem placed on itself as of June 8, 2005. As the Staff notes, the current price of oil is approximately 20% higher than it was in June 2005. We have revised Amendment No. 6 to the Preliminary Proxy Statement on page 12 and 48 to note the Board’s analysis of this information.

•  The nature of oil and gas properties is such that, although over time oil is continuously extracted from the ground in the form of oil production thereby theoretically depleting the property, from a valuation perspective, the issue is whether the pace of replacement can keep up with the pace of production, rather than concern about ultimate depletion. After the oil is produced from the PDP’s, ongoing development efforts continuously convert PUD’s to PDP’s and, in turn, the digging of new wells in locations that have been identified though geological testing result in new PUD’s to replace the converted PUD’s. Further, the actual depletion each year has been replaced with additional reserves through the drilling of these new wells. For example, in the Ira Field alone there is believed to be 105 million boe of oil in the ground (of which, based on industry primary and secondary recovery standards, 28% can be recovered). In 2006, the Ira Field reservoir produced 70,000 boe. Accordingly, the rate of depletion of oil each year, compared with the number of boe of oil in the ground, is very low. Given the minor impact of the two years of depletion since June 2005 on the overall potential and value of the assets, the Board did not consider the effect of such depletion.

•  We have inserted additional disclosure to the description of the board’s consideration of the potential liabilities to Platinum as a result of the introduction of a publicly held shell company that were not included in the valuation of the TEC assets as of June 8, 2005.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
May 25, 2007

3.
In connection with the preceding comment, at every instance of disclosure with respect to projected future cash flows, please also include disclosure with respect to the projected development costs necessary to obtain such cash flows. At every instance of your disclosure with respect to acquisition price per boe on a proved barrel basis, balance your disclosure with reference to the projected additional development costs necessary to obtain such boe.

Response: We note the Staff’s comment and have revised the disclosures on pages 12, 48 and 117 of the Amendment No. 6 to the Preliminary Proxy Statement to reflect the projected development costs.

4.
As previously requested, please revise your Proxy Statement to disclose the statements attributed to Mr. Kostiner in the Wall Street Journal article of August 4, 2006 and the extent to which Platinum’s IPO Prospectus disclosed both that Platinum’s business plan was to “buy a company with hard assets and employ hedging ‘as much as the banks will let us,’” employ” aggressive hedging and other maneuvers” and that Mr. Kostiner “has the know-how and contacts to pull it off.”

Response: We note the Staff’s comment and have revised the disclosures on page 91 of the Amendment No. 6 to the Preliminary Proxy Statement to disclose the statements attributed to Mr. Kostiner in the Wall Street Journal article and the extent to which Platinum’s IPO Prospectus disclosed such statements.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
May 25, 2007

5.
In connection with the preceding comment, we note your disclosure on page 18 of the proxy statement that Tandem apparently lost money due to hedging activities both in 2005 and 2006 and that such years were the first in which it has engaged in hedging activities. In the same locations that you discuss hedging throughout your proxy, please include discussion of Tandem’s success in hedging during such period and whether any member of Platinum’s management has advised Tandem or taken part in any way with respect to Tandem’s hedging activities.

Response: From time to time over the past 10 years, TEC has executed hedges to protect its cash flow position, mostly in compliance with bank loan requirements. The actual hedge settlement losses during 2005 for $492,000 and 2006 for $239,000 were associated with the hedges required by TEC’s bank in order to secure the $23 million credit facility established in June 2005. The requirements were to hedge 12,500 Bbls of oil per month at $40, and 42,000 Mcf of gas at $6 for the period of the loan, which matures in October 2008. TEC employed “costless collars” to protect the cash flow required by the banks to service the debt. In conjunction with that protection, TEC periodically incurred actual settlement losses associated with the ceiling component of such hedges when gas prices spiked in late 2005 and oil prices spiked in mid 2006. These hedges were executed in June 2005, prior to any association whatsoever with Platinum. Disclosure regarding these hedges has been incorporated into the proxy statement on pages 21, 114, 122, 125 and F1-10.

In August 2006, TEC determined that oil prices were peaking and that hedges for a portion of its estimated 2009 production might be beneficial. Prior to entering into these hedges, TEC notified Platinum by phone, through Mr. Kostiner, of the impending transaction in compliance with Article V, 5.01(b)(x) of the amended “Asset Acquisition Agreement and Plan of Reorganization” dated October 4, 2006. No actual settlement gains or losses have occurred associated with the 2009 hedges, although TEC did recognize a marked-to-market gain of approximately $409,000 during 2006. Since the communication between Platinum and TEC regarding this hedge transaction was of a contractual nature, Platinum has determined that no further disclosure is necessary regarding this hedge.

6.
We reissue comment seven from our letter of March 23, 2007. We note that the risk factor continues to contain mitigating language (e.g. the assertion of Platinum’s view that the shares currently subject to various court actions were “invalidly issued.”) Please remove such mitigating language. Again, and in light of the importance of such liabilities, please move the risk factor to the front of your risk factors section.

Response: We note the Staff’s comment and have remove the mitigating language from the Risk Factor. Further, we have move the risk factor to the front of the Risk Factor section.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
May 25, 2007

7.
We note your response to comment eight from our letter of March 23, 2007, specifically the assertion that Tandem’s management “has serious questions concerning…the authority of Mr. Mortenson to cause the shares to be issued” and that Mortensen may have only become the sole director of Tandem on March 11, 2005. With a view towards disclosure, please advise the Staff how such positions are consistent with the capitalization and corporate actions detailed in your response to comment 19 from our letter of July 6, 2006.

We particularly note that you previously asserted that Mr. Mortensen both represented the number of shares outstanding in Pacific Medical Group to the Transfer Agent and authorized the reverse split in February 2005. If your assertion now is that he may not have become the sole director of Tandem until March 11, 2005, and therefore lacked any authority until such time, it is not clear how his previous actions with respect to capitalization were valid either. Please advise.

Response: In our response to the Staff’s comment 19 in its comment letter of July 6, 2006, we stated in the table that Mr. Mortensen had advised Tandem’s transfer agent, whom Mr. Mortensen appointed, as to the capitalization of Tandem’s predecessor, Pacific Medical Group, both before and after a reverse split. We do not believe that this is inconsistent with our statement in comment eight to the Staff’s comment letter of March 23, 2007, in that Mr. Mortensen did so advise the transfer agent in writing but there are no minutes of meetings, consents in lieu of meetings or other evidence of corporate action in Tandem’s possession appointing Mr. Mortensen as a director or officer of Tandem or relating to the reverse split that Mr. Mortensen reported to the transfer agent.

Tandem has been diligent in trying to obtain the records and other material contracts, agreements and documents relating to the period prior to mid-March 2005. Tandem has requested from all persons it is aware of that might have records of Tandem or its predecessors, Las Vegas Major League Sports and Pacific Medical Group, that such records be provided to Tandem and to date no additional records have been forthcoming. When Tandem requested from Messrs. Ronald Williams and Lyle Mortensen all of the corporate records of Tandem and its predecessors, Mr. Williams advised Tandem that he did not have any corporate documents relating to Tandem in his possession, and he instructed Mr. Mortensen to furnish everything to Tandem. Mr. Mortensen has also represented to Tandem that he had previously provided to Tandem all of the documents regarding Tandem and its predecessors that were in his possession. Messrs. Lance Duncan and Todd Yocham, the officers of the Tandem for the period from the date of resignation of Mr. Mortensen to approximately June 1, 2005 (Mr. Yocham remains an officer but in a different position than the one he had during this time period), have been cooperative with Tandem and each has provided Tandem with all of the corporate documents and correspondence in their possession. In addition, Tandem’s transfer agent has advised Tandem that it does not have originals or copies of any corporate minutes, consents or other documents relating to the appointment of Mr. Mortensen as an officer and director of Tandem or the stock split. As indicated above, there were no minutes of meetings, consents in lieu of meetings or other evidence of corporate action in the material provided relating to the appointment of Mr. Mortensen as a director or officer of Tandem or to the authorization of the reverse split that Mr. Mortensen reported to the transfer agent. Based on this lack of documentation, Tandem has, as it advised the Staff previously, some concerns as to the legal authority of Mr. Mortensen to take many of the actions he allegedly took relating to Tandem.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
May 25, 2007

Tandem believes that a reverse split did occur as certified by Mr. Mortensen and that the capitalization of Tandem was as reported by Mr. Mortensen to Tandem’s transfer agent. However, without the necessary records, Tandem cannot prove that Mr. Mortensen was properly appointed as a director and officer of Tandem or that the reverse split was properly authorized. On the other hand, Tandem cannot, without resorting to the filing of a lawsuit against all of the persons who might have been involved with Tandem and its predecessors in name prior to mid-March 2005, prove that the relevant documentation does not exist. Accordingly, we have revised the proxy statement on page 100 and inserted a risk factor on page 27 to reflect this uncertainty.

8.
We note your response to comment nine from our letter of March 23, 2007 and your added disclosure on page 91. Please revise your proxy statement to detail what the “controlling interest” was that Mr. Williams purchased from Mr. Karlsson and identify “the broker who located the entity on Mr. Williams’ behalf.”

Response: Mr. Williams reported in email correspondence that is in the possession of Tandem that he had “acquired control” of Pacific Medical Group, but for the same reasons described in response to the Staff’s Comment 9 (i.e., lack of documentation), Tandem has not been able to determine what amount or percentage of the outstanding shares of Pacific Medical Group were acquired. Although Mr. Williams was reimbursed by Tandem for the $200,000 that he expended to purchase the control position plus the $50,000 brokerage fee to the broker, whose name is Sean McCole, Tandem never received any shares or anything else from Mr. Williams in connection with that payment. Despite repeated attempts, Tandem has been unsuccessful in ascertaining more detailed information regarding this purchase of control.

The money that was paid by Mr. Williams for “control” of Pacific Medical Group was deposited in Mr. Karlsson’s account at Royal Bank of Canada. Mr. Karlsson claims that he was just the intermediary for this transaction, and that an attorney in Houston, Texas, a Mr. Roger Shoss, and his associate, a Ms. Nicolette Loisel, were the sellers or represented the sellers of the control position. Tandem has not been able to confirm Mr. Karlsson’s claims.

We have revised the proxy statement on page 98 to reflect the information set forth above.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
May 25, 2007

9.
In connection with the preceding comment, we note your previous response letters which have indicated that Tandem’s management “is not in possession of any agreements relating to any change in control of Las Vegas Major League Sports, Inc. or Pacific Medical Group, Inc.” and “the corporate history of the public shell (i.e. Tandem)… was not viewed as relevant to …[the current management of Tandem] and, as such they did not undertake to perform any due diligence with respect to Pacific Medical Group or its predecessor or their respective corporate histories.”

Please include these statements as disclosure within the section entitled “Business of TEC - Overview.”

Response: We note the Staff’s comment and have inserted disclosure on page 100 to reflect the statements referenced by the Staff.

10.
We note your response to comment 12 from our letter of March 23, 2007. In your phone call to the Staff, your counsel stated that the opinion of counsel previously described was not being supplied in connection with the asset purchase agreement. However, Section 6.02(d) of the Asset Purchase Agreement states that “Platinum shall have received an opinion of Snell Wylie & Tibbals, legal counsel to Seller, dated the Closing Date, with respect to such matters as Platinum and its legal counsel may reasonably request.”

In light the potential liabilities faced by Platinum arising out of the lack of any corporate documentation regarding Tandem prior to March 2005, please disclose the matters with respect to Tandem’s capitalization and potential liabilities for which Platinum and its counsel will request an opinion from Seller’s counsel. Further, please describe the substance of the opinions which will be requested and disclose the impact if those opinions are not provided to Platinum. If Platinum will not request any opinion with respect to capitalization and corporate action taken by Tandem prior to and including the Shamrock and TEC acquisition, please disclose the reasons it will not.

Response: We note the Staff’s comment and have inserted disclosure on page 69 to describe the substance of the referenced legal opinion, the impact of failure to deliver such and opinion and reasons why we have not requested any opinion relating to capitalization and corporate action of Tandem prior to and including the Shamrock and TEC acquisitions.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
May 25, 2007

Financial Statements

General

11.	Please note the updating requirements for the financial statements as set forth in Rule 3-12 of Regulation S-X.

Response: We note the Staff’s comment and the requirements for updating the financial statements as set forth the Rule 3-12 of Regulation S-X and have updated the Amendment No. 6 to the Preliminary Proxy Statement to reflect the results of the first quarter of fiscal 2007.

Form 8-K filed April 23, 2007

12.
We note that on page four of the attached presentation, you state that Platinum proposes to purchase approximately $118 mm PV10 for $102 mm. In line with comment three, above, if using this presentation again in the future or one with similar statements, it would appear appropriate to amend such statements to clarify the projected development costs necessary in order to reach any projected cash flow and, with respect to your statements surrounding acquisition price per boe on a proved barrel basis, to clarify the projected additional development costs necessary to obtain such boe price.

Response: We note the Staff’s comment and we will file an amended presentation which will include the development costs necessary to achieve the referenced valuations.

Sills Cummis Epstein & Gross
A Professional Corporation
John Reynolds
May 25, 2007

Closing Comments

We believe that the foregoing and the revisions contained in Amendment No. 6 to the Preliminary Proxy Statement address each of the Staff’s concerns as indicated in its comment letters. Please do not hesitate to contact me (973-643-5159) or Dino Yiannopoulos of this office (973-643-6485) should you have any questions or comments regarding the foregoing.

Very truly yours,

/s/ Eliezer M. Helfgott
Eliezer M. Helfgott

cc:	Raj Rajan
Michael Karney
John Zitko
James Murphy
Securities and Exchange Commission
Mark Nordlicht
Barry Kostiner
Platinum Energy Resources, Inc.
Tim Culp
Michael Cunningham
Tandem Energy Holdings, Inc.
Phillip A. Wylie, Esq.
Snell, Wylie & Tibbals